

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

John W. Lindsay
President and Chief Executive Officer
Helmerich & Payne, Inc.
1437 South Boulder Avenue, Suite 1400
Tulsa, OK 74119

> **Re: Helmerich & Payne, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 29, 2019**
> **File No. 333-229398**

Dear Mr. Lindsay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources